[redacted]

11022089

7/14 KW

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 29 2011
Washington, DC
110

SEC FILE NUMBER
8-51841

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McGladrey Capital Markets LLC (an indirect, wholly owned subsidiary of H&R Block, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

575 Anton Boulevard, Eleventh Floor
(No. and street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Marvin Ryder, Jr. — (714) 327-8687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut, Suite 3300	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW/ 7/15

AFFIRMATION

I, Scott Marvin Ryder, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to McGladrey Capital Markets LLC (the "Company") as of and for the year ended April 30, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature:____________________ Date: June 27, 2011

Title: Senior Vice President & Chief Compliance Officer

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this twenty seventh (27th) day of June, 2011 by Scott Marvin Ryder Jr, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

JENNIFER A. SCALZO
Commission # 1922006
Notary Public - California
Orange County
My Comm Expires Jan 15, 2015

Signature:
Name: Jennifer A Scalzo
Notary Public

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

RSM EquiCo, Inc. ("Member")
McGladrey Capital Markets LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of McGladrey Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) as of April 30, 2011, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of McGladrey Capital Markets LLC at April 30, 2011, and the results of its operations, changes in member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and potential inability to meet minimum regulatory capital requirements raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), (i), and (j) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2011

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2011

ASSETS

Cash	$5,611,853
Accounts receivable — net of allowance for doubtful accounts of $159,628	1,307,651
Property and equipment at cost — net of accumulated depreciation and amortization of $4,822,181 (Note 4)	852,509
Prepaid expenses and other assets	323,081
Due from affiliates (Note 2)	13,138
TOTAL ASSETS	$8,108,232

LIABILITIES AND MEMBER'S CAPITAL

Employee commissions, bonuses, and other compensation payable	$1,770,253
Accounts payable and accrued expenses	391,445
Deferred revenue	659,228
Accrued restructuring charges (Note 3)	632,376
Lease incentive liability	219,393
Other liabilities	197,496
Due to parents (Note 2)	171,467
Due to affiliates (Note 2)	21,881
Total liabilities	4,063,539
COMMITMENTS AND CONTINGENCIES (Note 6)	
Member's capital	4,044,693
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$8,108,232

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2011

REVENUES — Advisory fee revenue	$ 12,267,747
EXPENSES:	
General and administrative expenses	9,834,371
Employee commissions and bonuses	2,547,246
Allocated expenses (Note 2)	721,428
Regulatory fees	271,277
Restructuring charges (Note 3)	149,045
Total expenses	13,523,367
LOSS BEFORE INCOME TAX EXPENSE	(1,255,620)
INCOME TAX EXPENSE	-
NET LOSS	$ (1,255,620)

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED APRIL 30, 2011

BALANCE — May 1, 2010	$ 3,094,829
Capital contributions	2,205,484
Net loss	(1,255,620)
BALANCE — April 30, 2011	$ 4,044,693

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2011

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (1,255,620)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	446,907
Loss on disposal of assets	6,163
Restructuring charges	149,045
Provision for bad debts	85,585
Changes in assets and liabilities:	
Accounts receivable	(805,770)
Prepaid expenses and other assets	49,319
Due from affiliates	122,803
Employee commissions, bonuses, and other compensation payable	1,103,251
Accounts payable and accrued expenses	92,170
Deferred revenue	(284,973)
Accrued restructuring charges	(899,864)
Lease incentive liability	(125,123)
Other liabilities	(32,395)
Due to parents	561,858
Due to affiliates	21,881
Net cash used in operating activities	(764,763)
CASH FLOWS USED IN INVESTING ACTIVITIES — Purchases of property and equipment	(29,124)
NET DECREASE IN CASH	(793,887)
CASH — Beginning of year	6,405,740
CASH — End of year	$ 5,611,853
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES	
Capital contributions	$ 2,205,484

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — McGladrey Capital Markets LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a limited liability company (LLC) and is a wholly owned subsidiary of RSM EquiCo, Inc. (the "Parent" or "Member"), which is an indirect, wholly owned subsidiary of H&R Block, Inc. ("Block") (collectively, the "Parents"). The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the state of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker/dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities.

Distributions shall be made to the Member in aggregate amounts at the time determined by the Member.

The Company's recurring losses and potential inability to meet minimum net capital requirements raise substantial doubt about the Company's ability to continue as a going concern, which is dependent upon, among other things, the maintenance of minimum regulatory capital requirements. Until the Company is able to return to profitable operations, there is no assurance that the Company will be able to meet its minimum net capital requirements, absent support from the Parent, Block, or other affiliates.

The Company's financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations and realization of assets, liabilities and commitments in the normal course of business. There are substantial doubts that the Company will be able to continue as a going concern and, therefore, may be unable to realize its assets, discharge its liabilities and meet its capital requirements in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Basis of Presentation and Use of Estimates — The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, assumptions, and judgments were applied in the determination of the restructuring charge and accrual and the valuation of deferred tax assets. Actual results could materially differ from those estimates.

Concentration of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is held in non-interest-bearing accounts and is insured by the Federal Deposit Insurance Corporation.

Advisory Fees and Deferred Revenue — Fees related to certain merger and acquisition activities are only recognized upon completion of the transaction. Fees related to other advisory services are recognized as earned ratably over the term of their respective contracts (typically one year), with any unearned portion of such fees that have been received reported as deferred revenue. Reimbursable expenses associated with advisory fees are recorded gross with the corresponding expense recorded in general and administrative expenses.

Accounts Receivable — The Company's accounts receivable relates to its mergers and acquisitions advisory services. Management evaluates the collectibility of its receivables on a periodic basis and records an allowance that is considered by management to be adequate to cover estimated losses at the balance sheet date based on current economic conditions and information available to management regarding specific customer accounts. Accounts receivable is charged off when the Company determines the specific customer does not have the ability to repay the balance in full.

Prepaid Expenses — Prepaid expenses consist of licensing and registration fees paid in advance that are amortized ratably over the applicable license or registration period, deferred commissions amortized ratably over the terms of the respective contracts, and access fees for research databases paid in advance and amortized ratably over the terms of the contracts.

Property and Equipment — Property and equipment are initially recorded at cost and are depreciated over the estimated useful life of the assets using the straight-line method. The Company amortizes leasehold improvements over the shorter of eight years or the remaining term of the lease using the straight-line method. Estimated useful lives are three to seven years for computers and other equipment.

Certain allowable costs are capitalized for software developed for internal use. These costs are typically amortized over 36 months using the straight-line method. Software purchased for internal use is capitalized at cost and typically amortized over 36 months using the straight-line method.

Long-lived assets are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value to future undiscounted cash flows. Impairment is recorded for long-lived assets determined not to be fully recoverable equal to the excess of the carrying amount of the asset over its estimated fair value.

Income Taxes — The Company is a single member LLC, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended April 30, 2011, the Company has provided for income taxes as if it were a stand-alone taxpayer using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Block files a consolidated tax return which includes the Company. The Parent's federal and some state tax income tax returns are filed as a member of Block's consolidated tax return. The remaining state and local income tax returns are filed in conjunction with Parent's separate company filings.

Each tax position is evaluated for sustainability based on its technical merits. If the probability for sustaining a tax position is at least more likely than not, then the tax position is warranted and recognition should be at the highest amount which is greater than 50% likely of being realized upon ultimate settlement. The Company did not have any liability recorded as of April 30, 2011 for uncertain tax positions.

Lease Incentive Liability — Lease incentives received to fund improvements to the leased premises of the Parent are recorded as a deferred lease incentive liability and amortized as a credit to rent expense over the life of the lease term in accordance with the guidance in Financial Accounting Standards Board Accounting Standards Codification (ASC) 840, *Leases*. When an asset improvement is determined to be impaired, the lease incentives are reduced by the corresponding amount.

2. RELATED-PARTY TRANSACTIONS

(a) **Allocated Expenses from Affiliate** — The Company is allocated costs from RSM McGladrey, Inc. (RSM), of which the Company is an affiliate. RSM allocated $721,428 relating primarily to risk management and other RSM overhead costs for the year ended April 30, 2011.

(b) **Due to Parents** — The Company's executives and employees are able to participate in certain compensation programs offered by Block, which include an employee stock purchase plan and a deferred compensation plan (DCP). Block provides employees with the option to purchase shares of its common stock through payroll deductions. The purchase price of the stock is 90% of the lower of either the fair market value of the common stock on the first trading day within the option period or on the last trading day of the option period. Option periods are six-month periods beginning on January 1 and July 1 of each year. Certain employees of the Company are invited by Block to participate in its DCP which permits these employees to defer portions of their compensation and accrue income on these deferred amounts. As of April 30, 2011, a liability of $171,467 is included in Due to Parents in the accompanying statement of financial condition for payroll, deferred compensation expenses and the allocated income taxes as described in Note 2(d).

(c) **Capital Contributions** — On July 11, 2010, the Parents entered into an agreement that forgave the Due to Parents, net balance as of June 30, 2010, totaling $1,560,186 and considered the forgiven debt to be a capital contribution. As discussed in Note 2(d) below, in July 2010 and April 2011 the Company recognized capital contributions of $360,066 and $285,232, respectively, as a result of payments received from the Parent related to the tax-sharing agreement.

(d) **Income Tax Allocation** — The Company is allocated income taxes from Block as if it were a stand-alone taxpayer using the separate entity approach. Under the existing tax-sharing practices between Block and the Company, the Company receives payments from Block for the tax effects of losses or is responsible for paying the tax effects of income included in the consolidated tax returns they jointly file. Payments received pursuant to this arrangement in excess of what the Company would have received as if it filed on a stand-alone basis are recorded as additions to member's capital in the accompanying statement of member's capital. In the event the Company realizes certain tax benefits in a future period, the Company would be obligated to return to Block its share of tax benefits used by Block. Such payments, if realized, would be treated as a reduction to member's capital. As of April 30, 2011, no amounts were included in Due to Parents in the accompanying statement of financial condition for income taxes.

(e) **Due from and to Affiliates** — The intercompany balance with RSM for unpaid balances related to the allocated expenses described in Note 2(a) above totaled $21,881 as of April 30, 2011, and is included in Due to Affiliates in the accompanying statement of financial condition.

An advisory services agreement exists between the Company, its Parent, and an affiliate, McGladrey Capital Markets Canada, Inc. (the "Canadian Affiliate"). As a part of the agreement, the Company has agreed to make available investment banking, financial advisory, valuation, risk management, and marketing and promotional services from time to time, and the Parent will provide financial, and accounting, legal, personnel, and administrative support to the Canadian Affiliate. For the year ended April 30, 2011 no amounts were charged under this agreement. While two engagement agreements were executed, no advisory contracts were completed by the Canadian Affiliate. As of April 30, 2011, a receivable of $2,123 is included in due from affiliates in the accompanying statement of financial condition representing the amounts due the Company for funds advanced for travel expenses.

The Company advanced funds for McGladrey Capital Markets Europe, Ltd, an affiliate, for overhead expenses such as travel, legal and consulting fees paid to U.S.-based vendors. As of April 30, 2011, a receivable of $11,015 is included in Due from Affiliates in the accompanying statement of financial condition.

3. RESTRUCTURING CHARGES

During the fourth quarter of fiscal year 2010, the Company initiated a restructuring plan to reduce costs, which included eliminating approximately 23 positions and partially abandoning the Parent's Costa Mesa operating lease. During fiscal year 2011, the Company finalized the plan and recorded an additional pretax restructuring charge of $149,045, consisting of $6,329 as an adjustment to employee severance costs and $142,716 as a difference in the estimate of future lease obligations and lease executory costs. The lease abandonment costs primarily relate to future lease obligations owed to the Parent for vacated space. The lease terms for these obligations extend through January 2013.

In accordance with ASC 420, *Exit or Disposal Cost Obligations*, employee severance and lease abandonment costs are recorded at their estimated fair value when they are incurred. Employee severance costs include estimates regarding the amount of severance payments made to certain terminated employees, and lease abandonment costs include estimates regarding the length of time required to sublease vacant space and expected recovery rates as adjusted for the effects of deferred items recognized under the lease. As of April 30, 2011, the remaining accrual balance of $632,376, representing the unamortized portion of the lease abandonment costs, is included in the accompanying statement of financial condition. All severance costs have been paid. Lease abandonment payments represent rent and lease executory costs relating to real estate brokerage commissions of $301,970 and $65,968, respectively.

	Beginning Balance (1)	Cash Payments	Other Adjustments	Accrual Balance
Employee severance costs	$ 525,597	$ 531,926	$ 6,329	$ -
Lease abandonment costs	857,598	367,938	142,716	632,376
	$ 1,383,195	$ 899,864	$ 149,045	$ 632,376

(1) Corrected to include $286,936 of lease abandonment costs that was erroneously included in other liabilities as of April 30, 2010.

4. PROPERTY AND EQUIPMENT

The components of property and equipment as of April 30, 2011, are as follows:

Computers and other equipment	$ 2,178,972
Capitalized software	2,069,822
Leasehold improvements	1,425,896
Total property and equipment	5,674,690
Less accumulated depreciation and amortization	(4,822,181)
Property and equipment — net	$ 852,509

Depreciation and amortization expense on property and equipment was $446,907 for 2011. Included in depreciation and amortization expense is amortization of capitalized software and leasehold improvements of $3,943 and $235,090, respectively.

5. INCOME TAXES

The Company did not recognize a provision (benefit) for income tax expense for the year ended April 30, 2011.

The reconciliation of the statutory federal income tax to the actual benefit as reflected in the statement of operations for the year ended April 30, 2011, is as follows:

Expected federal tax benefit	$ (439,467)
State and local tax benefit — net of federal benefit	(67,416)
Valuation allowance	475,846
Other	31,037
Total	$ -

The components of the deferred tax assets and liabilities as of April 30, 2011, consisted of the following:

Deferred tax assets:	
Accrued expenses	$ 536,408
Allowance for bad debt	64,441
Federal, state and local net operating losses	1,460,267
Other	212,165
Total deferred tax assets	2,273,281
Less valuation allowance	(2,177,990)
Total deferred tax assets after valuation allowance	95,291
Deferred tax liabilities — prepaid expenses	95,291
Net deferred tax assets	$ -

For both federal and state tax purposes no loss carryback is available pursuant to applicable federal and state income tax laws.

Included in Due to Parents as of April 30, 2011, is $2,273,281 of deferred income tax assets and $95,291 of deferred income tax liabilities, which represent the tax effects of book and tax basis differences and federal and state net operating loss carryforwards. Temporary differences primarily relate to compensation, and certain accruals not currently deductible for federal income tax purposes. A full valuation allowance of $2,177,990, representing an increase of $475,846 from April 30, 2010 and also included in Due to Parents, has been recorded in deferred tax assets because, in the opinion of management, it is not more-likely-than-not these tax attributes would be used on a separate-entity basis.

As of April 30, 2011, the Company's cumulative state net tax operating losses were computed as if the Company was a separate entity taxpayer and are approximately $17.2 million. The federal and state net operating loss carryovers determined on a separate-entity and fiscal year basis, would expire in varying amounts in future periods if not used through 2031.

By virtue of its inclusion in Block's consolidated tax federal and state income tax returns, the Company is subject to examination by the Internal Revenue Service and various state and local jurisdictions. Block's consolidated returns are open for substantially all years since the inception of the Company. The Parent files state tax returns in major jurisdictions with the majority of activity taking place in the state of California.

6. COMMITMENTS AND CONTINGENCIES

The operations of the Company are conducted on premises leased by the Parent. The operating lease for the Costa Mesa, California, location expires in January 2013. Office space in Chicago, Illinois, is rented from RSM on a month-to-month basis. Rent expense for the year ended April 30, 2011 totals $723,585 and is included in general and administrative expenses.

As discussed in Note 3, as of April 30, 2010, the Company partially abandoned its Costa Mesa operating lease and recorded a restructuring charge of $570,662, in accordance with ASC 420, *Exit or Disposal Cost Obligations*. During fiscal year 2011, the Parent entered into subleases for all the available 11,600 square feet. Consequently, the Company recorded additional lease abandonment costs of $142,716 relating to adjustments to the future lease obligations owed to the Parent for the space less expected recovery for subleasing.

Future minimum lease commitments of the Parent, as allocated to the Company, as of April 30, 2011 and for the years ended April 30 are as follows:

Years Ending April 30,	Total Minimum Lease Payment	Sublease Income	Net Minimum Lease Payment
2012	$1,518,000	$320,000	$1,198,000
2013	1,160,000	228,000	932,000

The Company and Parent are parties to a class action filed on July 11, 2006, and entitled Do Right's Plant Growers, et al. v. RSM EquiCo, Inc., et al. Case No. 06 CC00137, in the California Superior Court, Orange County. The complaint contains allegations relating to business valuation services provided by the Parent, including allegations of fraud, conversion and unfair competition. Plaintiffs seek

unspecified actual and punitive damages, in addition to prejudgment interest and attorneys' fees. On March 17, 2009, the court granted plaintiffs' motion for class certification on all claims. To avoid the cost and inherent risk associated with litigation, the parties have reached an agreement in principle to settle this case, subject to approval by the California Superior Court. The settlement would require a maximum payment of $41.5 million, although the actual cost of the settlement depends on the number of valid claims submitted by class members.

The Parent has recorded a liability for expected losses at April 30, 2011, in connection with this matter. No reserve has been recorded in the Company's financial statements, however, the Company may be liable for losses if the settlement is not approved by the California Superior Court. The Parent and the Company believe they have meritorious defenses to the claims in this case and, if for any reason the settlement is not approved, they will continue to defend the case vigorously. However, the amount claimed in this action is substantial and could have a material impact on the Parent's and the Company's financial statements if the settlement is not approved.

The Company is party to other legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial statements of the Company given the nature and magnitude of the legal actions.

7. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2011, the Company had net capital for regulatory purposes of $1,767,707, which was $1,555,379 in excess of its required net capital of $212,328. The Company's ratio of aggregate indebtedness to net capital was 1.8 to 1 at April 30, 2011.

* * * * * *

SUPPLEMENTAL SCHEDULES

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SCHEDULE g/j

COMPUTATION OF NET CAPITAL
APRIL 30, 2011

MEMBER'S CAPITAL	$4,044,693
ADD ALLOWABLE CREDITS — Lease incentive liability	219,393
LESS NONALLOWABLE ASSETS:	
Property and equipment — net	852,509
Prepaid expenses and other assets	323,081
Accounts receivable	1,307,651
Due from affiliates	13,138
Net capital	1,767,707
NET CAPITAL REQUIREMENT — Greater of 6 2/3% of aggregate indebtedness or $5,000	212,328
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,555,379
AGGREGATE INDEBTEDNESS:	
Employee commissions, bonuses, and other compensation payable	$1,770,253
Accounts payable and accrued expenses	391,445
Accrued restructuring charges	632,376
Other liabilities	197,496
Due to parents	171,467
Due to affiliate	21,881
TOTAL AGGREGATE INDEBTEDNESS	$3,184,918
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of April 30, 2011):	
Net capital — as reported in the Company's Part II (unaudited) FOCUS report	$1,931,049
Adjustments related to member's capital	285,232
Change in nonallowable assets due to income taxes	44,257
Adjustments related to income taxes	(492,831)
NET CAPITAL — As amended on June 30, 2011, per above	$1,767,707

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SCHEDULE h

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
APRIL 30, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SCHEDULE i

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
APRIL 30, 2011

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the Rule 15c3-3(k)(2)(i) exemptive provision.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

June 27, 2011

RSM Equico, Inc. (Member)
McGladrey Capital Markets LLC
Costa Mesa, California

In planning and performing our audit of the financial statements of McGladrey Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) for the year ended April 30, 2011 (on which we issued our report dated June 27, 2011 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): 1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of RSM EquiCo, Inc., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

SEC Mail Processing Section

JUN 29 2011

Washington, DC
110

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

RSM Equico, Inc. ("Member")
McGladrey Capital Markets, LLC
575 Anton Boulevard, 11th Floor
Costa Mesa, CA 92626

Dear Member:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by McGladrey Capital Markets, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the applicable check copies and bank statements, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences. There were no adjustments to the Form SIPC-7 for the year ended April 30, 2011.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

June 27, 2011

Deloitte.

McGladrey
Capital Markets LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SEC I.D. No. 8-51841

Financial Statements as of and for the Year Ended April 30, 2011, Supplemental Schedules as of April 30, 2011, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

McGladrey
Capital Markets LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SEC I.D. No. 8-51841

*Financial Statements as of and for the
Year Ended April 30, 2011,
Supplemental Schedules as of April 30, 2011,
and Independent Auditors' Report and
Supplemental Report on Internal Control*

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT